Exhibit 99.1

Lumenis Ltd. Reports Third Quarter Financial Results

Revenue growth of 9.4% - 9th consecutive quarter of year-over-year growth

Yokneam, Israel– November 11, 2014 – Lumenis Ltd., the world's largest medical laser company for surgical, ophthalmic and aesthetic applications, today announced third quarter 2014 financial results.

Third Quarter 2014 Summary:

•	Revenues of $74.2 million, up 9.4% year-over-year

•	Adjusted EBITDA of $10.2 million, 13.7% of revenues, up 16.4% year-over-year

•	Non-GAAP Net Income of $6.0 million, up 4.2% year-over-year. GAAP Net Income of $5.5 million

•	Non-GAAP Net Income per diluted share of $0.17

•	$1.0 million net cash flow generated from ongoing business activities (1) in the 3-month period ending September 30, 2014

“Our strategy of developing and commercializing innovative new products continues to demonstrate results as we posted our third consecutive quarter of over 9% revenue growth and new products generated over 15% of product revenues,” said Mrs. Tzipi Ozer-Armon, Chief Executive Officer.  “In our Aesthetics business specifically, strong demand for our new products, ResurFX for non-ablative skin resurfacing and the LightSheer Desire for next generation hair removal, helped generate high double-digit revenue growth. We remain committed to achieving long term, sustainable, and profitable growth and I am confident that our innovative portfolio of existing products and our strong product pipeline will allow us to achieve this objective.”

Third Quarter 2014 Financial Results

Total revenue in the third quarter of 2014 was $74.2 million, an increase of 9.4% compared to revenue of $67.8 million last year. On a constant currency basis, total revenue increased 10% year-over-year. Product revenue was $60.8 million, an increase of 10.4% compared to product revenue of $55.0 million last year. Service revenue was $13.4 million, an increase of 4.7% compared to service revenue of $12.8 million last year. Total revenue growth was driven by growth in our Aesthetics and Surgical segments, partially offset by declines in our Ophthalmic segment. By geography, Asia Pacific (APAC) and Europe, the Middle East and Africa (EMEA) posted strong growth. In the Americas, performance was almost flat while Japan declined compared to last year.

Gross profit in the third quarter of 2014 was $39.7 million, an increase of $2.4 million, or 6.3%, compared to $37.3 million last year. Third quarter 2014 GAAP gross margin decreased 150 basis points to 53.5%, compared to 55.0% last year. The decline is mainly attributed to product mix.

On a GAAP Basis:

Third quarter 2014 GAAP operating expenses were $32.5 million, an increase of $1.8 million, or 5.9%, compared to operating expenses of $30.7 million last year. The increase in operating expenses year-over-year was mainly driven by increased sales and marketing and general and administrative expenses, offset partially by lower R&D expense compared to last year.

(1)
Net cash flow generated from ongoing business activities includes cash flow from operating and investing activities as well as foreign currency translation adjustments related to cash and cash equivalents in the period, excluding a total of $0.2 million IPO related payments.

Third quarter 2014 GAAP operating income was $7.1 million, an increase of $0.5 million, or 8.4%, compared to GAAP operating income of $6.6 million last year. Third quarter 2014 GAAP operating margin was 9.6%, compared to 9.7% last year.

Third quarter 2014 GAAP net income was $5.5 million, an increase of $2.1 million, compared to $3.4 million last year.  GAAP net income per diluted share was $0.15 in the third quarter of 2014 compared to $0.11 last year, based on 35.8 million and 30.0 million diluted shares outstanding respectively.

On a Non-GAAP Basis:

Third quarter 2014 Non-GAAP operating income was $8.0 million, an increase of $0.8 million, or 11.7%, compared to Non-GAAP operating income of $7.2 million last year. Third quarter 2014 Non-GAAP operating margin was 10.8%, compared to 10.6% last year. Third quarter of 2014, Non-GAAP operating income excludes $0.7 million related to stock based compensation expense and $0.2 million related to litigation expenses.

Third quarter 2014 Adjusted EBITDA was $10.2 million, an increase of $1.5 million, or 16.4%, compared to $8.7 million last year.  Adjusted EBITDA margin was 13.7% of revenues compared to 12.9% last year.

Third quarter 2014 Non-GAAP net income was $6.0 million, an increase of $0.3 million, or 4.2%, compared to $5.7 million last year. In addition to the above mentioned adjustments to operating income, third quarter Non-GAAP net income excludes revaluation income of embedded derivatives of approximately $0.5 million in 2014.

Non-GAAP net income per diluted share was $0.17 in the third quarter of 2014 compared to $0.19 last year based on 35.8 million and 30.2 million diluted shares outstanding respectively.

Cash and cash equivalents were $99.1 million as of September 30, 2014 compared to $42.8 million as of December 31, 2013. The increase in cash and cash equivalents is primarily due to net proceeds related to our IPO and shares options proceeds, $8.9 million cash flow generated from ongoing business activities, partially offset by cash payments to Bank Hapoalim of $15.0 million related to annual loan repayment and $6.0 million related to the completion of the IPO and achievement of a profitability milestone as well as to additional IPO-related payments of $1.2 million.

Updated Full Year 2014 Financial Guidance

For the full year ended December 31, 2014, we expect to report:

•	Revenue in a range of $285 to $287 million, representing an increase of 7% to 8% year-over-year. This compares to a range of $284 million to $287 million previously.

•	Adjusted EBITDA in a range of $29.6 to $30.6 million, representing an increase of 14% to 18% year-over-year. This compares to a range of $29.1 million to $30.6 million previously.

•	Non-GAAP Net Income in a range of $18.1 to $19.6 million, representing an increase of 22% to 32% year-over-year, and Non-GAAP EPS of $0.51 to $0.55.

Conference Call

Lumenis will host a conference call on Tuesday, November 12, 2014 at 5:00 p.m. Eastern Time to discuss its third quarter 2014 financial results. The call will be concurrently webcast. To listen to the conference call on your telephone, please dial the following numbers approximately ten minutes prior to the start of the call: 888-455-2296 for callers based in the United States, 1 80 924 5906 for callers based in Israel and 719-325-2458 for callers based in all other countries. The reservation code for the call is 7078121.  Please dial in approximately ten minutes prior to start time. To access the live audio webcast or subsequent archived recording, visit the Investor Relations section of Lumenis’ website at http://investor.lumenis.com. A telephone replay of the call will be available for 14 days following the call. To listen to the replay, please dial 888-203-1112 for United States-based callers and 719-457-0820 for international callers. The reservation code is 7078121. A replay of the webcast will be available on the investor relations page of the company's website.

About Lumenis

Lumenis is a global leader in the field of minimally-invasive clinical solutions for the Surgical, Ophthalmology and Aesthetic markets, and is a world-renowned expert in developing and commercializing innovative energy-based technologies, including Laser, Intense Pulsed Light (IPL) and Radio-Frequency (RF). For nearly 50 years, Lumenis' ground-breaking products have redefined medical treatments and have set numerous technological and clinical gold-standards.  Lumenis has successfully created solutions for previously untreatable conditions, as well as designed advanced technologies that have revolutionized existing treatment methods in each and every one of the verticals we operate in. Our drive for innovation stems from an uncompromising commitment to improving the health and well-being of our patients; addressing new and growing needs of aging populations; and in offering medical professionals cutting-edge solutions that fit seamlessly into the health-economics environment of the 21st century. The world over, we bring Energy to Healthcare. For more information visit: www.lumenis.com

Forward-Looking Statements

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include but are not limited to the Company's plans, objectives and expectations for future operations, including its projected results of operations. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements are based upon our management's current estimates and projections of future results or trends. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading "Risk Factors" in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Geography
(unaudited)

(USD$, thousands)	Three Months Ended September 30,				Nine Months Ended September 30,
	2014	2013	Change		2014	2013	Change
Americas	23,710	23,853	(0.6)%		67,227	67,660	(0.6)%
APAC	27,389	22,962	19.3%		73,035	63,177	15.6%
EMEA	14,129	11,133	26.9%		41,620	33,584	23.9%
Japan	8,964	9,893	(9.4	)%*	30,605	29,841	2.6%
Total Revenues	74,192	67,841	9.4%		212,487	194,262	9.4%
(*) -5.2% on a constant currency basis

LUMENIS LTD. AND SUBSIDIARIES
Total Revenue, By Segment
(unaudited)
(USD$, thousands)	Three Months Ended September 30,				Nine Months Ended September 30,
	2014	2013	Change		2014	2013	Change
Aesthetic	30,892	25,457	21.3%		88,940	72,938	21.9%
Surgical	28,215	26,038	8.4%		79,583	75,907	4.8%
Ophthalmic	15,085	16,346	(7.7	)%**	43,964	45,417	(3.2)%
Total Revenues	74,192	67,841	9.4%		212,487	194,262	9.4%
(**) -6.4% on a constant currency basis

LUMENIS LTD. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
U.S. dollars in thousands (except per share data)	2014	2013	2014	2013

Revenues:
Products	$60,785	$55,041	$172,287	$155,500
Services	13,407	12,800	40,200	38,762

Total Revenues	74,192	67,841	212,487	194,262

Cost of Revenues
Products	27,632	24,219	79,068	70,655
Services	6,892	6,306	20,090	20,303

Total cost of Revenues	34,524	30,525	99,158	90,958

Gross profit	39,668	37,316	113,329	103,304

Operating expenses:
Research and development, net	5,066	5,787	16,316	16,207
Selling and marketing	21,706	19,596	65,403	59,661
General and administrative (**)	5,764	5,351	17,780	14,814
Legal settlement, net	-	-	-	(6,692)
Total Operating expenses	32,536	30,734	99,499	83,990

Operating income:	7,132	6,582	13,830	19,314

Financial expenses, net	847	2,645	1,753	4,478
IPO related Bank Cash Fee	-	-	4,000	-
Total Financial Expenses	847	2,645	5,753	4,478
Tax expenses	761	569	2,172	2,145

Net Income	$5,524	$3,368	$5,905	$12,691

Net income per common shares:
Basic	$0.15	$0.12	$0.17	$0.44
Diluted	$0.15	$0.11	$0.17	$0.43

Weighted-average common shares outstanding:
Basic	35,705,211	28,982,409	34,071,931	28,982,338

Diluted	35,825,320	30,007,295	34,621,101	29,628,863

(**) General and administrative expenses for the nine months ended September 30, 2014, include IPO related expenses in the amount of $1,194.

LUMENIS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 30,	December 31,
U.S. dollars in thousands	2014	2013

ASSETS
Cash and cash equivalents	$99,127	$42,811
Trade receivables (net of allowance for doubtful accounts of $2,210 and $2,690 at September 30, 2014 and December 31, 2013, respectively).	44,557	42,867
Prepaid Expenses and other receivables	10,177	10,194
Inventories	41,491	36,075

Total Current Assets	195,352	131,947

Finished goods used in operations, net	6,090	4,793

Property and equipment, net	8,771	8,094

Goodwill	50,217	50,217

Severance pay fund	3,204	3,875

Other assets	7,094	7,519

Total Long-term assets	75,376	74,498

TOTAL ASSETS	$270,728	$206,445

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Restructured debt	17,004	17,493
Trade payables	30,600	24,553
Other accounts payable and accrued expenses	37,264	39,413
Deferred revenues and customers advances	20,609	19,057

Total current liabilities	105,477	100,516

Restructured debt	35,567	52,024
Accrued post-employment benefits	8,068	8,906
Deferred revenues	8,109	8,144
Other liabilities	19,085	19,155

Total long-term liabilities	70,829	88,229
TOTAL LIABILITIES	176,306	188,745

SHAREHOLDERS' EQUITY	94,422	17,700

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$270,728	$206,445

LUMENIS LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
U.S. dollars in thousands	2014	2013	2014	2013

Cash flows from operating activities:
Net income	$5,524	$3,368	$5,905	$12,691
Adjustments required to reconcile income to net cash provided by operating activities:
Depreciation and amortization	2,124	1,771	5,321	4,483
Compensation related to employees stock option plan	666	570	2,109	1,390
Adjustments related to restructured debt	(810)	677	1,558	(606)
Revaluation of financial assets and other, net	484	(76)	607	193
Deferred income taxes, net	202	298	659	877
Decrease (increase) in trade receivables, net	669	1,150	(2,167)	(5,023)
Decrease (increase) in inventories and finished goods used in operations	(1,831)	(378)	(10,231)	285
Increase in prepaid expenses and other receivables	(1,366)	(613)	(381)	(1,028)
Increase (decrease) in trade payables	(3,150)	78	5,859	6,251
Increase (decrease) in other accounts payables and accrued expenses (including short and long-term deferred revenues and customer advances)	465	(719)	(3,762)	2,291
Increase (decrease) in accrued post-employment benefits, net	(63)	109	90	232
Increase (decrease) in other long term liabilities	(377)	369	(11)	1,235

Net cash provided by operating activities	2,537	6,604	5,556	23,271

Cash flows from investing activities:
Purchase of property and equipment	(893)	(1,039)	(3,049)	(2,549)
Investment in short & Long term bank deposits	(234)	-	(344)	-
Proceeds from maturity of short & Long term bank deposits	78	-	86	159
Net cash used in investing activities	(1,049)	(1,039)	(3,307)	(2,390)

Cash flows from financing activities:
Issuance of share capital, net	(521)	-	67,295	-
Proceeds from exercise of share options	2,238	-	2,273	12
Repayments of long-term loans from bank	(15,000)	(10,266)	(15,000)	(10,266)
Net cash provided by (used in) financing activities	(13,283)	(10,266)	54,568	(10,254)

Foreign currency translation adjustments related to Cash and cash equivalents	(726)	439	(501)	143

Increase (decrease) in cash and cash equivalents	(12,521)	(4,262)	56,316	10,770
Cash and cash equivalents at the beginning of the period	111,648	42,135	42,811	27,103
Cash and cash equivalents at the end of the period	$99,127	$37,873	$99,127	$37,873

Supplemental information and disclosures of non-cash investing and financing activities:
Issuance costs by utilizing prepayments	-	-	311	-
Purchase of property and equipment	254	-	254	-
Receivables for options exercised	371	-	371	-

Use of Non-GAAP Financial Measures:

The Company has presented the following non-GAAP financial measures in this press release: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income, adjusted EBITDA, non- GAAP net income per share and adjusted EBITDA margin.  The Company defines non-GAAP operating income as its reported operating income (GAAP) excluding stock-compensation expense, one-time charges and other non-recurring operating costs and expenses. The Company defines adjusted EBITDA as its non-GAAP net income before financial expenses, net, taxes on income, and excluding depreciation and amortization expense. The Company defines its non-GAAP net income to exclude non-recurring or unusual expenses.

LUMENIS LTD. AND SUBSIDIARIES
Reconciliation of GAAP to Non-GAAP results
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(U.S. dollars in thousands)	2014	2013	2014	2013

Table of Reconciliation from GAAP Gross Profit to Non-GAAP Gross Profit

GAAP Gross Profit	$39,668	$37,316	$113,329	$103,304
Stock-based compensation	39	27	121	99
Non-recurring items	-	(185)	-	(185)
Non-GAAP Gross Profit	$39,707	$37,158	$113,450	$103,218

Table of Reconciliation from GAAP Operating Income to Non-GAAP Operating Income and Adjusted EBITDA

GAAP Operating Income	$7,132	$6,582	$13,830	$19,314
Stock-based compensation	666	570	2,109	1,390
Legal settlement	250	-	250	(6,977)
IPO related expenses	-	-	1,194	-
Other Non-recurring items	-	54	-	145
Non GAAP Operating Income	8,048	7,206	17,383	13,872
Depreciation and Amortization	2,124	1,532	5,321	4,244
Adjusted EBITDA (Non-GAAP)	$10,172	$8,738	$22,704	$18,116

Table of Reconciliation from GAAP Net Income to Non-GAAP Net Income

GAAP Net Income	$5,524	$3,368	$5,905	$12,691
Stock-based compensation	666	570	2,109	1,390
Legal settlements	250	-	250	(6,977)
IPO related expenses	-	-	1,194	-
One-time payment to Bank Hapoalim BM	-	1,397	4,000	1,397
Revaluation of embedded derivatives and other non-recurring items	(487)	377	(598)	929
Non-GAAP Net Income	$5,953	$5,712	$12,860	$9,430

Table Comparing GAAP Diluted Net Income Per common Share to Non-GAAP Diluted Net Income Per Common Share

GAAP diluted net income per common share	$0.15	$0.11	$0.17	$0.43
Non-GAAP diluted net income per common share	$0.17	$0.19	$0.37	$0.32
Shares used in computing GAAP diluted net income per common share	35,825,320	30,007,295	34,621,101	29,628,863
Shares used in computing Non-GAAP diluted net income per common share	35,840,567	30,243,638	34,683,111	29,786,477